1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

July 6, 2021

Matthew Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Forethought Variable Insurance Trust (SEC File Nos. 333-256828 and 333-256829) (the “Registrant”)

Dear Mr. Williams:

This letter responds to comments provided in telephone conferences with Ms. Sally Samuel on June 22, 2021 and June 23, 2021 and in a June 30, 2021 telephone conference with you in connection with the Securities and Exchange Commission (“SEC” or “Commission”) staff’s review of the registration statements on Form N-14 (“Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”), related to the reorganization of each Acquired Portfolio identified below into the corresponding Acquiring Portfolio identified below. The Registration Statements were filed on June 4, 2021. Capitalized terms have the meanings attributed to such terms in the Registration Statements.

SEC File No. 333-256828:

Acquired Portfolio	Corresponding Acquiring Portfolio
GA Goldman Dynamic	GA Balanced
GA PIMCO	GA Wellington

SEC File No. 333-256829:

Acquired Portfolio	Corresponding Acquiring Portfolio
GA BlackRock U.S. Core	GA BlackRock Core
GA Goldman Global Equity	GA BlackRock International
GA Goldman Large Cap	GA BlackRock Growth
GA Goldman Mid Cap	GA BlackRock Mid Cap Growth
GA BlackRock Small Cap	GA BlackRock Mid Cap Growth

July 6, 2021 Page 2

On behalf of the Registrant, we have summarized your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in the definitive filings to be filed pursuant to Rule 497(b) under the Securities Act.

General Comments

1.	Comment:	The staff refers to the no action letter provided to Janus Aspen Series (Janus Aspen Series, SEC Staff No-Action Letter Apr. 10, 2008) (the “Janus Letter”), and it is the staff’s view that the adviser and funds made the following representations in the Janus Letter: (i) that the adviser would pay all costs of the reorganization; (ii) the fees of the combined fund would be the same or lower than the fees of the acquired fund; and (iii) contract holders of the insurance companies would receive certain notices regarding the reorganizations and transfer options 45 days before the closing and again after the closing. The staff notes that the Registration Statements state that the Acquiring Portfolios will incur certain transaction costs associated with the Reorganizations and that with respect to certain Reorganizations, the Acquiring Portfolio may have higher annual operating expenses than the corresponding Acquired Portfolio. To the extent that the Portfolios and applicable insurance companies are relying on the Janus Letter, please confirm that each Reorganization satisfies the conditions of the Janus Letter and revise the disclosure accordingly, as applicable. It is the staff’s view that each of the aforementioned representations must be satisfied to rely on the Janus Letter and that “costs of the reorganization” includes portfolio transaction costs associated with a reorganization.

	Response:	The Registrant respectfully disagrees that the Janus Letter is conditioned on the adviser agreeing to bear all costs of the reorganization and that the fees of the combined fund would be the same or lower than the fees of the acquired fund. The Janus Letter is premised on the notion that Rule 17a-8 under the Investment Company Act of 1940, as amended (“1940 Act”), coupled with the relevant representations of the insurance companies regarding certain contractual provisions, provides sufficient protection to contract owners to obviate any concerns under Section 26(c). Rule 17a-8 requires a fund board to find that the proposed merger is in the best interests of the merging fund after the consideration of a variety of factors. The SEC has stated in the release adopting the most recent amendments to Rule 17a-8 that relevant factors a board may consider include “[a]ny fees or expenses that will be borne directly or indirectly by the fund in connection with the merger.” The relevant facts in the Janus Letter were that the fund board

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considered the factors identified by the SEC and determined that the merger was in the best interest of the merging fund.

Notwithstanding the Registrant’s disagreement with the staff’s position that an investment adviser must assume all of the costs of the reorganizations and that the fees of the combined fund must be the same or lower than the fees of the acquired fund to meet the conditions of the Janus Letter, in light of the time sensitivities in effecting these particular Reorganizations, the investment adviser, Global Atlantic Investment Advisors, LLC (“GAIA” or the “Adviser”), has agreed to assume all costs of these particular Reorganizations, including portfolio transaction costs associated with the Reorganizations. Moreover, with respect to the Reorganizations involving GA BlackRock International, GA BlackRock Growth and GA Wellington, GAIA has agreed to establish an expense limitation arrangement under which GAIA will reimburse each such Acquiring Portfolio’s expenses such that the total annual operating expense ratio of each class of shares of each such Acquiring Portfolio will not exceed the current total operating expense ratio of the corresponding share class of the corresponding Acquired Portfolio for one year following the Closing Date.

The Registrant has made updates to the Registration Statement to reflect that GAIA will assume all costs of these particular Reorganizations and to describe the expense limitation arrangements for GA BlackRock International, GA BlackRock Growth and GA Wellington. The Registrant also confirms that Contract Holders have received and will receive the applicable notices regarding the Reorganizations and transfer options at least 45 days before the Closing Date and again after the Closing Date.

2.	Comment:	We remind you that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Response:	The Registrant acknowledges this comment.

3.	Comment:	With respect to the tables included on page 2 of each Registration Statement, please include the Securities Act File Numbers for each of the Registrant’s filings listed in such tables.

	Response:	The Registrant confirms that the requested change has been made.

4.	Comment:	Also with respect to the tables included on page 2 of each Registration Statement, please confirm that the Portfolios’ Annual Reports to

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Shareholders are incorporated by reference into the applicable Registration Statement and revise the disclosure as appropriate.

	Response:	The Registrant respectfully notes that the Statement of Additional Information (“SAI”) of each Registration Statement states that the financial statements included in the Portfolios’ Annual Reports to Shareholders are incorporated by reference into the SAI.

5.	Comment:	With respect to each Reorganization, the second sentence in the section entitled “SYNOPSIS - Comparison of the Fees and Expenses of the Acquired Portfolio and the Acquiring Portfolio Fees and Expenses” states that “[t]he fees and expenses of each Portfolio are based on the fees and expenses of the Portfolios for the twelve months ended December 31, 2020; except as noted in the footnotes to the tables below.” Please explain supplementally which exceptions are noted in the referenced footnotes. Please also confirm that the fees disclosed in the Annual Portfolio Operating Expenses tables reflect “current fees” in accordance with Item 3(a) of Form N-14.

	Response:	The Registrant respectfully notes that with respect to each Reorganization, the first footnote to the Annual Portfolio Operating Expenses table provides that the pro forma amounts shown reflect the post-Reorganization figures. The Registrant confirms that the fees disclosed in the Annual Portfolio Operating Expenses tables reflect “current fees.”

6.	Comment:	With respect to each Reorganization, a footnote to the Annual Portfolio Operating Expenses table states that “[t]he expense reimbursement is subject to possible recoupment from the Portfolio in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment, after giving effect to the recoupment amount, can be achieved within the lesser of the expense limits listed above and any expense limits applicable at the time of recoupment.” For each Acquired Portfolio that may be subject to possible expense recoupment after the Closing Date, please disclose the possibility that such recoupment may occur after the Closing Date. The staff notes that recoupment provisions applicable to acquired funds typically do not survive reorganizations. If an Acquired Portfolio is subject to recoupment after the Closing Date, please supplementally provide the legal basis for recoupments occurring after the Closing Date.

	Response:	The Registrant confirms that the recoupment provisions applicable to each Acquired Portfolio will not survive after the Closing Date.

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7.	Comment:	With respect to each Reorganization, under the section entitled “SYNOPSIS - Comparison of the Investment Objectives, Fundamental Investment Restrictions, Principal Investment Strategies and Principal Risks” the Registration Statement states that “[t]he Portfolios are subject to similar principal risks; however, the degree to which each Portfolio is subject to any particular investment risk will depend on the extent to which the Portfolio is invested in a particular security or types of securities that expose the Portfolio to such risk.” For each Reorganization, please explain whether the Acquired Portfolio’s and Acquiring Portfolio’s risk profiles are comparable or whether the Portfolios’ risk profiles differ significantly.

	Response:	The Registrant confirms that with respect to each Reorganization, the Acquired Portfolio’s and Acquiring Portfolio’s risk profiles are comparable.

8.	Comment:	Please confirm supplementally whether the Board considered any additional factors that were adverse to its determination to approve the Reorganizations. To the extent the Board considered any adverse factors, please disclose those factors in the “REASONS FOR THE REORGANIZATIONS, BOARD CONSIDERATIONS AND BENEFITS OF THE REORGANIZATIONS” section of the applicable Registration Statement.

	Response:	The Registrant confirms that all material considerations adverse to the Reorganizations are included in the “REASONS FOR THE REORGANIZATIONS, BOARD CONSIDERATIONS AND BENEFITS OF THE REORGANIZATIONS” section of the Registration Statements. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

9.	Comment:	In the section of each Registration Statement entitled “REASONS FOR THE REORGANIZATIONS, BOARD CONSIDERATIONS AND BENEFITS OF THE REORGANIZATIONS,” the disclosure states that the comparative performance information the Board considered “reflects the Portfolios’ gross performance.” Please explain what the Registrant means by the phrase “gross performance.” The Staff also notes that the comparative performance information references the Portfolios’ relative quartile rankings. Please consider revising the disclosure to include a plain English definition of “quartile.”

	Response:	The Registrant has revised the disclosure in response to this comment.

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10.	Comment:	In the section of each Registration Statement entitled “MANAGEMENT OF THE PORTFOLIOS,” the disclosure states that “[t]he expense reimbursement is subject to possible recoupment from the Portfolios in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment, after giving effect to the recoupment amount, can be achieved within the lesser of the expense limits listed below and any expense limits applicable at the time of recoupment.” Please revise the disclosure to indicate that after the Closing Date the expense reimbursement is subject to possible recoupment from the Acquiring Portfolios only.

	Response:	The Registrant has revised the disclosure in response to this comment.

11.	Comment:	In the final column of the first table under the section of each Registration Statement entitled “ADDITIONAL INFORMATION ABOUT THE REORGANIZATIONS - Brokerage Expenses and Other Transaction Costs,” please consider revising the disclosure so as not to refer to “basis points.”

	Response:	The Registrant respectfully believes that the current disclosure is clear and accurate. Accordingly, the Registrant respectfully declines to make the requested change.

12.	Comment:	With respect to each Registration Statement, the section entitled “FINANCIAL HIGHLIGHTS” references the Portfolios’ Annual Reports to Shareholders. Please confirm whether the Portfolios’ Annual Reports to Shareholders are incorporated by reference in the applicable Registration Statement and if so, revise the disclosure accordingly.

	Response:	The Registrant respectfully notes that the SAI of each Registration Statement states that the financial statements included in the Portfolios’ Annual Reports to Shareholders are incorporated by reference into the SAI.

13.	Comment:	Paragraph 8.5 of the Form of Agreement and Plan of Reorganization that is included as Appendix A to each Registration Statement, states that with respect to the tax opinion “[t]he delivery of such opinion is conditioned upon receipt by counsel to the Trust of representations it shall request of the Trust.” Please supplementally confirm that the tax opinion is not conditional and cannot be waived.

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	Response:	The Registrant so confirms and respectfully notes that the sentence immediately following the disclosure noted by the staff provides that “[n]otwithstanding anything herein to the contrary, the parties may not waive the condition set forth in this paragraph.”

14.	Comment:	The staff notes that certain of the exhibits filed with the Registration Statements were filed as “form of” agreements. Please file the actual agreements for such previously filed exhibits in a future post-effective amendment.

	Response:	The Registrant confirms that the actual agreements will be filed in the subsequent post-effective amendment.

15.	Comment:	The staff notes that each Registration Statement provides that the tax opinion will be filed by subsequent amendment. The staff requests that in the case of future filings pursuant to Form N-14, and if possible in connection with these Registration Statements, the Registrant provide the staff with a form of the tax opinion prior to effectiveness.

Response:

The Registrant acknowledges this comment with respect to future filings pursuant to Form N-14. With respect to the Registration Statements, the Registrant will file the final tax opinion in subsequent post-effective amendments consistent with its undertakings in Item 17(3) of Part C of the Registration Statements and the staff’s Dear Registrant Letter II.B, dated February 15, 1996

(http://www.sec.gov/divisions/investment/noaction/1996/general021596.pdf).

Portfolio-Specific Comments:

16.	Comment:	With respect to the Reorganizations of GA Goldman Dynamic into GA Balanced and GA PIMCO into GA Wellington, please supplementally explain whether the costs associated with portfolio turnover rate differences between an Acquired Portfolio and the corresponding Acquiring Portfolio, as applicable, were considered by the Board. If so, please consider adding disclosure to the “REASONS FOR THE REORGANIZATIONS, BOARD CONSIDERATIONS AND BENEFITS OF THE REORGANIZATIONS” section of the Registration Statement, as applicable, to that effect.

	Response:	The Registrant confirms that the Board considered the differences between the Portfolios’ principal investment strategies and risks, including Portfolio Turnover Rate risk, and that the “REASONS FOR THE REORGANIZATIONS, BOARD CONSIDERATIONS AND BENEFITS

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OF THE REORGANIZATIONS” section of the Registration Statement appropriately discloses the factors considered by the Board when it approved the Reorganizations. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

17.	Comment:	With respect to the Reorganization of GA PIMCO into GA Wellington, the staff notes that the total net annual operating expense ratio of the Acquiring Portfolio after the Reorganization, including acquired fund fees and expenses, should not exceed the current net operating expense ratio of the Acquired Portfolio, which is 1.20%. Please confirm that the net operating expense ratio of the Acquiring Portfolio will not exceed 1.20% after the Reorganization and revise the disclosure accordingly.

	Response:	The Registrant so confirms and has revised the disclosure accordingly.

18.	Comment:	With respect to Reorganization of GA PIMCO into GA Wellington, in the section of the Registration Statement entitled “SYNOPSIS - COMPARISON OF GA PIMCO AND GA WELLINGTON - Comparison of the Fees and Expenses of the Acquired Portfolio and the Acquiring Portfolio Fees and Expenses,” the third footnote to the Annual Portfolio Operating Expenses table states that “[i]n connection with the Reorganization, the current agreement in effect for the Acquiring Portfolio will be replaced by a new agreement in which the Adviser has agreed to reduce the expense limit of the Combined Portfolio in order to waive its fees and to reimburse expenses to ensure that total annual portfolio operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, brokerage fees and commissions, Acquired Fund Fees and Expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation) will not exceed 1.19% of daily net assets attributable to the Combined Portfolio’s shares.” Please confirm that this statement is accurate.

	Response:	The Registrant so confirms.

19.	Comment:	With respect to Reorganization of GA PIMCO into GA Wellington, in the section of the Registration Statement entitled “SYNOPSIS - COMPARISON OF GA PIMCO AND GA WELLINGTON - Comparison of the Fees and Expenses of the Acquired Portfolio and the Acquiring Portfolio Fees and Expenses,” the third footnote to the Annual Portfolio Operating Expenses table states that “[t]he agreements will remain in effect until at least May 1, 2022 and through at least one year from the Closing

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Date with respect to the Combined Portfolio.” Please insert “new” before “agreements.”

	Response:	The Registrant confirms that the requested change has been made.

20.	Comment:	With respect to the Reorganization of GA Goldman Large Cap into GA BlackRock Growth, please explain supplementally the analysis pursuant to which the Registrant determined which Portfolio will be the accounting survivor of the Reorganization.

Response:

In determining which of GA Goldman Large Cap or GA BlackRock Growth should be considered to be the performance or accounting survivor with respect to a fund reorganization and which historical financial highlights are used by the surviving entity, the staff provided guidance in the North American Security Trust No-Action Letter (Aug. 5, 1994) (“NAST Letter”). In the NAST Letter, the staff stated that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles. The staff further stated that a comparison of the following factors, among other things, may be relevant to that analysis: (1) investment adviser (including the portfolio managers employed or that that will be employed following the reorganization); (2) investment objectives, policies and restrictions; (3) expense structure and expense ratio; (4) asset size; and (5) portfolio composition (“NAST Factors”).

After careful consideration of the five NAST Factors, as described in more detail below, and after consulting with its counsel regarding which Portfolio should be considered the accounting survivor of the Reorganization, the Registrant has concluded that it is appropriate for GA BlackRock Growth, as the surviving Portfolio under the Reorganization (“Surviving Portfolio”), to be the performance and accounting survivor.

Portfolio Management Team

GAIA serves as the investment adviser to each Portfolio. Goldman Sachs Asset Management, L.P. serves as the sub-adviser to the Acquired Portfolio and BlackRock Investment Management, LLC (“BlackRock”) serves as the sub-adviser to the Surviving Portfolio. BlackRock will continue to provide those services to the Surviving Portfolio after the Reorganization and the Surviving Portfolio’s current portfolio managers will continue to be the portfolio managers of the Portfolio after the Reorganization.

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Differences In Investment Strategies

The Portfolios have the same investment objective, similar investment strategies and restrictions, and similar risk factors. The investment objective, investment strategy and restrictions, and risk factors of the Surviving Portfolio before the Reorganization will be the same after the Reorganization.

Portfolio Expense Structure And Expense Ratios

Effective upon the Closing Date of the Reorganization, the Surviving Portfolio’s investment advisory fee schedule is being revised to match that of the Acquired Portfolio. In addition, the Adviser has agreed to reduce the expense cap for each class of the Surviving Portfolio such that the total net expense ratio of each class will be the same or lower than the total net expense ratio of the corresponding class of the Acquired Portfolio prior to the Reorganization. The expense structure of the Surviving Portfolio will be that of the Acquiring Portfolio, since all of its contracts with service providers will remain in place following the Reorganization.

Asset Size

As of May 28, 2021, the Acquired Portfolio had net assets of approximately $98.8 million, while the Surviving Portfolio had net assets of approximately $19.5 million.

Portfolio Composition

The portfolio composition of the Surviving Portfolio following the Reorganization is expected to more closely resemble that of the Surviving Portfolio than that of the Acquired Portfolio.

The Registrant believes that, on balance, the NAST Factors support the determination that the Acquiring Portfolio should be the accounting survivor in the Reorganization.

21.	Comment:	With respect to the Reorganization of GA Goldman Global Equity into GA BlackRock International, please confirm that the total net annual operating expense ratio of each class of the Acquiring Portfolio after the Reorganization, including acquired fund fees and expenses, will not exceed

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the current net operating expense ratio of the corresponding class of the Acquired Portfolio and revise the disclosure accordingly.

	Response:	The Registrant so confirms and has revised the disclosure accordingly.

22.	Comment:	With respect to the Reorganization of GA BlackRock Small Cap into GA BlackRock Mid Cap, the section of the Registration Statement entitled “SYNOPSIS - COMPARISON OF GA BLACKROCK SMALL CAP AND GA BLACKROCK MID CAP GROWTH - Comparison of the Investment Objectives, Fundamental Investment Restrictions, Principal Investment Strategies and Principal Risks” states that “[w]ith respect to the Acquiring Portfolio, the growth investment style generally involves investing in stocks of companies that have shown historical and/or expected above-average growth in such financial metrics as revenue, earnings, cash flow and profit margin. In comparison, the Acquired Portfolio will invest across investment styles (e.g., growth, core, and value investing styles).” Please consider explaining this in the section of the Registration Statement entitled “REASONS FOR THE REORGANIZATIONS, BOARD CONSIDERATIONS AND BENEFITS OF THE REORGANIZATIONS.” To the extent that the Board considered the differences between the small cap focus of GA BlackRock Small Cap’s investment strategy and the mid cap focus of GA BlackRock Mid Cap, please consider adding disclosure to the section of the Registration Statement entitled “REASONS FOR THE REORGANIZATIONS, BOARD CONSIDERATIONS AND BENEFITS OF THE REORGANIZATIONS.”

	Response:	The Registrant confirms that the Board considered the differences between the Portfolios’ principal investment strategies and investment styles and that the “REASONS FOR THE REORGANIZATIONS, BOARD CONSIDERATIONS AND BENEFITS OF THE REORGANIZATIONS” section of the Registration Statement appropriately discloses the factors considered by the Board when it approved the Reorganization. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

*       *        *

Please call me at (202) 261-3402 if you have any questions.

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Sincerely,

/s/ Alexander C. Karampatsos
Alexander C. Karampatsos

cc:	Sarah M. Patterson

Elizabeth Constant

John V. O’Hanlon

Katherine Shorey